UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Contents

On March 13, 2019, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that Fitch Ratings has upgraded the foreign and local currency Issuer Default Ratings (IDRs) of CEMEX to ‘BB’ from ‘BB-’, as well as its senior secured notes to ‘BB’ from ‘BB-’. Simultaneously, Fitch Ratings has assigned a ‘BB’ rating to the recent EUR400 million notes due 2026.

According to Fitch Ratings, the rating upgrades are supported by the strengthening of CEMEX’s capital structure due to U.S.$5 billion in debt reduction in the last three years, which was primarily funded with U.S.$3.5 billion of free cash flow. Further factored into the rating actions is the refinancing of about U.S.$7 billion of debt, which, combined with debt repayment and the conversion of U.S.$325 million of convertible notes, has lowered interest payments by about U.S.$200 million per year.

In conjunction with this rating action, Fitch Ratings has also upgraded CEMEX’s long-term national scale rating to ‘A+(mex)’ from ‘A(mex); CEMEX’s short-term national scale rating was affirmed at ‘F1+ (mex)’. The Rating Outlook is revised to Stable from Positive.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.

(Registrant)

Date: March 13, 2019	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller